Exhibit 99.1

The INX Digital Company, Inc. Announces Successful Closing of Transaction with Republic

TORONTO and NEW YORK, November 10, 2025 /CNW/ - The INX Digital Company, Inc. (Cboe CA: INXD) (OTCQB: INXDF) (INXATS: INX) (“INX” or the “Company”) is pleased to announce the successful completion of its previously announced plan of arrangement pursuant to which OpenDeal Inc. (d/b/a Republic) (“Republic”) acquired, through a wholly-owned subsidiary, all of the issued and outstanding common shares of the Company (the “Shares”), other than those Shares already owned by Republic (the “Arrangement”).

Pursuant to the Arrangement, former INX shareholders are entitled to receive US$0.1328 in cash per Share and one contingent value right (each, a “CVR”), subject to any applicable withholding taxes. Each CVR entitles the holder thereof to an additional cash payment of US$0.1063 per CVR on December 11, 2026. Full details of the Arrangement, including the consideration to be provided to shareholders under the Arrangement, and certain other matters are set out in the management information circular of the Company and can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca. A copy of the early warning report of Republic in connection with its acquisition of the INX shares will be filed under the Company’s profile on SEDAR+ and can be obtained by contacting Republic at +1 585-866-1362.

In addition, at 7:00 a.m. (ET) on November 11, 2025 (the “Cut-Off Date”), trading of the INX Token will be temporarily halted, and all open trade orders will be cancelled. Trading of the INX Token is expected to resume at 8:00 a.m. (ET). As of the Cut-off Date, each holder of record of INX Tokens will be entitled to receive its pro-rata portion of the Cash Fund of the Company, which will begin distribution within 72 hours from the Cut-Off Date. As of the date hereof, the total amount in the Cash Fund is approximately US$34.3 million. We will announce the per token amount to be distributed to INX Token holders on the Cut-Off Date on the INX website, at https://www.inx.co/inx-token/.

Shy Datika, Founder and CEO, INX: “There’s no better moment to close this deal. The world is waking up to real-world asset tokenization, and crypto regulations are positively evolving globally. Institutions are adopting digital assets and investors are demanding access to this flourishing asset class. Together, Republic and INX are perfectly positioned to lead this shift. With Republic’s strong presence in the U.S. and UK, and INX’s regulatory licenses and technology, we can now offer a full lifecycle for tokenized assets. This will empower private companies to raise capital efficiently and give retail investors access to opportunities that were once only available to high-net-worth individuals and institutions. It’s a powerful combination that changes the game. I’m incredibly proud of our team at INX for making this milestone possible, and I want to express our gratitude to our supporters and token holders who believed in our vision and are now sharing in its success as we close on our acquisition and begin distributing the approximately $34.3 million in the Cash Fund.”

Kendrick Nguyen, Co-founder and Co-CEO, Republic, stated: “The completion of this transaction marks a pivotal step toward building a unified, regulated, and global digital financial marketplace. By combining Republic’s global platform with INX’s complementary regulatory and trading infrastructure, we are creating a future where investors can access and trade real-world and digital assets seamlessly, transparently, and at scale. Together, we’re laying the foundation for the next generation of global capital markets.”

As part of the post-merger integration process, Naama Falach, INX’s CFO, will resign from her role. The Company thanks her for her contributions over the last several years and wishes her the best of luck in the future.

In order to receive the consideration to be provided to shareholders under the Arrangement, INX registered shareholders must complete, sign, date and return (together with the certificate or DRS statement representing their shares) the letter of transmittal that was mailed to them prior to the completion of the Arrangement. The letter of transmittal is also available under the Company’s profile on SEDAR+ at www.sedarplus.ca and by contacting Odyssey Trust Company, the depositary, by telephone at 1-888-290-1175 (toll free in Canada and the United States) or 1-587-885-0960 (from outside of Canada and the United States), or by email at shareholders@odysseytrust.com.

For those shareholders of the Company whose shares are registered in the name of a broker, investment dealer, bank, trust company, trust or other intermediary or nominee, they should contact such nominee for assistance in depositing their INX shares and should follow the instructions of such intermediary or nominee.

As a result of the Arrangement, the Common Shares are expected to be delisted from the Cboe Canada exchange at the close of trading on or about November 10, 2025. The Company intends to submit an application to cease to be a reporting issuer under applicable Canadian securities laws and to otherwise terminate the Company’s public reporting requirements.

About the INX Group:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With a blend of traditional market expertise and a disruptive fintech approach, INX offers state-of-the-art solutions to modern financial challenges. The company is led by a dedicated team of business, finance, and technology veterans committed to redefining capital markets through blockchain technology and a disciplined regulatory approach.

The INX Digital Company, Inc. is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. Our mission is to bring communities together and empower them with financial innovation. INX’s journey began with the initial public token offering of the INX Token, in which it raised US$84 million. The INX Group is shaping the blockchain asset industry by working within a regulated environment under oversight from regulators like the SEC and FINRA. For more information, please visit the INX Group website at https://www.inx.co/.

About Republic:

Headquartered in New York City, Republic is a global financial firm operating a network of retail-focused investment platforms and an enterprise digital advisory arm. With a deep track record of legal and technical innovation, Republic is known for providing access to new asset classes to investors of all types. Backed by Valor Equity Partners, Galaxy Interactive, HOF Capital, AngelList and other leading institutions, Republic boasts a global portfolio of over 2,000 companies and a community of nearly three million members in over 150 countries. More than $3 billion has been deployed through investment platforms, funds, and firms within the Republic family of companies with operations established in the US, the UK, EU, the UAE, and South Korea. For more information on Republic, visit www.republic.com. All broker-dealer related securities activity is conducted by OpenDeal Broker LLC, an affiliate of OpenDeal Inc. and OpenDeal Portal LLC, and a registered broker-dealer, and member of FINRA | SiPC, located at 149 5th Avenue, 10th FL, New York, 10010 please check our background on FINRA’s BrokerCheck and Form CRS at https://brokercheck.finra.org/firm/summary/291387. *Any commission sharing agreements between INX and Republic are specifically between Republic’s regulated entities - OpenDeal Portal LLC and OpenDeal Broker LLC.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates, and projections as of the date of this news release. Forward-looking information includes predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or performance and often uses phrases such as “expects”, “anticipates”, “plans”, “believes”, or variations of such words and phrases. Forward-looking information includes, but is not limited to, statements with respect to the Arrangement and other statements that are not historical facts.

INX has made certain assumptions in disclosing the forward-looking information contained in this press release, including the continued development of the INX trading platform. While INX believes the expectations reflected in such forward-looking information are reasonable, no assurance can be given that these expectations will prove correct. Known and unknown risks, uncertainties, and other factors may cause actual results and future events to differ materially from those expressed or implied by such forward-looking information. Factors include regulatory developments, market conditions for digital securities and cryptocurrencies, and general economic conditions. Readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise forward-looking information to reflect actual results or new information.

Cboe Canada is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or solicit an offer to buy any securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

SOURCE The INX Digital Company, Inc.

For further information, contact: The INX Digital Company, Inc., Investor Relations, +1 855 657 2314, Contact: Alan Silbert, Email: investorrelations@inx.co

3